Filed Pursuant to Rule 433
Registration Statement No. 333-149044
Filed June 16, 2008

The issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest in this offering, you should read the base prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain the base prospectus at no charge from Thornburg Mortgage, Inc., if you request it in writing to Thornburg Mortgage, Inc., 150 Washington Avenue, Suite 302, Santa Fe, New Mexico 87501, Attention: Structured Finance.

This free writing prospectus consists of a transcript of the annual shareholders meeting of Thornburg Mortgage, Inc. held on June 12, 2008. None of the issuer, any of its affiliates or any underwriter of securities in the offering to which this free writing prospectus relates participated in the preparation or dissemination of this free writing prospectus, nor did the issuer, any of its affiliates or any such underwriter use or refer to this free writing prospectus in the offering or sale of any securities.

FINAL TRANSCRIPT

Thomson StreetEventsSM

TMA - Thornburg Mortgage, Inc. Annual Shareholders Meeting

Event Date/Time: Jun. 12. 2008 / 2:00PM ET

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FINAL TRANSCRIPT
Jun. 12. 2008 / 2:00PM, TMA - Thornburg Mortgage, Inc. Annual Shareholders Meeting

C O R P O R A T E P A R T I C I P A N T S

Garrett Thornburg
Thornburg Mortgage, Inc. - Chairman

Larry Goldstone
Thornburg Mortgage, Inc. - CEO

Mark Patterson
MatlinPatterson - Chairman

P R E S E N T A T I O N

Garrett Thornburg - Thornburg Mortgage, Inc. - Chairman

With that, good morning. My name is Garrett Thornburg, for those of you that don't know me. I know a lot of people in this room. And I'm Chairman of Thornburg Mortgage. And I'm glad that you came to our annual meeting today, which -- I'm glad were here to have an annual meeting today.

It has been an extraordinarily difficult year. And because of all the extraordinary events that have happened, some of them quite recently, we're going to be changing the format of the meeting round. Those of you that have been here before, know that we would always run the formal part of the meeting and the votes and all of this up front and then Larry Goldstone, President and CEO would give a presentation afterwards.

Today, we're going to do the presentation first. I'm going to briefly have some comments and Larry's going to give a detailed presentation about the company. And then Mark Patterson, the Chairman of MatlinPatterson, a major investor in the company, our most recent transaction, is going to give some brief comments. Then we will go into the formal vote part of the meeting on the three issues to be voted on -- the election of directors, the addition of additional common shares, and the modifications to the preferred stock.

Before I go there, let me introduce the Board of Directors. If they would just stand, please. Larry Goldstone is here as one. And I'm another one. But if they would stand, I'll just go down the line. Stuart Sherman, Fran Mullin, Anne-Drue Anderson, Elliot Cutler, David Ater, Mark Patterson, and David Matlin. And those are now the directors of the company. And I thank them all. Ike, did I not get you at the far end? Mr. Kalangis, sorry, my apologies.

In any event, at various point during the meeting, we'll have opportunities for questions. But primarily, what we'd like you to do is hold your questions until the end. I know everybody has paper to write on, so if you could take notes.

And we will have a whole question and answer session at end, when we are normally counting votes that are being voted in the room. And it saves some time. And that will allow people to really go into questions, in-depth. And we look forward to that.

First, I just want to make a few remarks. In [1993], almost exactly a year ago this week, we took this company public. We thought we had a better way to hold mortgage securities and we did. We went from a little small company with a handful of people to one that employed several hundred people now. We went from a small local company to a national company, originating mortgages all over the United States, [extremely] high quality mortgages, which is still true.

For us, this whole event has all been about liquidity, never about credit. Credit never played into it, even though it all started with credit problems in August. First, I want to apologize for all of the losses you have all suffered in the stock. We wish it were otherwise, but that is the situation we're in. There is nothing we can do about it. We think we are lucky to be here today, that we actually managed to survive. And basically, the only ones that really survived this were if you were a bank and had access to the federal funding.

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Jun. 12. 2008 / 2:00PM, TMA - Thornburg Mortgage, Inc. Annual Shareholders Meeting

Over time, we were a pretty steady income payer. In fact, if you've been a shareholder since the 15 years ago, you've received over $25 worth of dividends, up until now. That's the good news. That's about the only good news.

Our portfolio still is high quality. And Larry will give you the specific numbers later. But the mortgages we have originated are still a very high quality. The [rearage] numbers you see in the newspaper about others don't even begin to apply to us. We're like tenth of that. But nonetheless, here we stand before you today as a company that is lucky to be alive.

During this panic, the first wave of which hit in August, and during the panic in August, we sold assets. We took a loss. We thought we were back in shape. We started again. We raised more capital. We started putting the company back in operation. We were back lending. And we were back in decent shape.

And then in the middle of February, the second wave started to hit. And the second wave made the first tsunami look small. The second wave is the one that killed Bear Stearns. And at that point was when the Federal Reserve actually decided to open the discount window.

During the course of this crisis, Larry and I sort of had different roles. Larry really worked with the financing and with Wall Street and raising all of the money. And I really spent a lot of time working with the Washington, D.C., the governmental officials and a lot of other industry leaders and some trade organization groups, trying to see if we could effect some change in Washington.

In my opinion, there were two things that needed to change. The first was you had an $11 trillion market, which had locked up and the securities weren't trading. That's the mortgage market -- more than twice as big as the U.S. treasury market.

And there was only one source of providing that liquidity and that was the Federal Reserve. And they were unable to do anything or unwilling to do anything about it until after the demise of Bear Stearns. And they still only opened up the discount windows to the 20 large government broker dealers. It is not open to us, for example.

They had the philosophical bias against it. I had multiple meetings with the Head of Monetary Policy, [Brian Mategan], Senator Jeff Bingaman, on our behalf. Had two meetings with Chairman Bernanke. I had meetings with the Chief Economist at the Federal Reserve. I had a meeting with the Federal Reserve governor from Kansas City, [Tom Honing] and his top economist and staff, talking about and explaining to them that it wasn't an interest rate issue, that there just was not money available at any price from financing mortgages.

Because, part of what had happened is terrible mortgage securities made up of junk were rated AAA. And fine mortgage securities made up of our fine mortgages were rated AAA. And some of those terrible ones turned to AAAs and, two years later, have now turned into CCC.

And our AAAs are still AAAs, but the market couldn't tell the difference. And so it made the funding almost impossible. If it weren't for the high credit quality of our underlying lending operations, I'm quite certain that we would be dead today.

In the course of this, also just a few of the notes I had here, obviously, are Congressman Udall and Congressman Pierce [attempted] to help us. I met with the Deputy Secretary, Undersecretary of the Treasury for Domestic Policy, Bob Steel and [Neil Keshari] --the names you'll see in the newspapers talking about representing Secretary of the Treasury Paulson in there varying the housing issues. They were not willing to do, sort of, the second half. The first half was liquidity, which was the Fed.

The second half was something sort of like the son of Fannie Mae, a new mortgage insurance program to help people -- not our clients. But to help the mortgage market people on Main Street who had been stuck in these horrible 228 or 327 mortgages that were going to have a big jump-up in rates on them in two or three years when they were going to be unable to afford it. And as of yet, they still haven't done anything about that.

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Jun. 12. 2008 / 2:00PM, TMA - Thornburg Mortgage, Inc. Annual Shareholders Meeting

In the course of that, I also met with the Chief of Staff, the Bonnie Franks office and the Chief Economist at Senator Dodd's office. And they are the ones that now have a proposal in front of Congress to try to do some limited help there. But I think in both cases, on the liquidity side and on the Main Street side, the government really has not acted in a timely manner.

And so as a result of that, you had this gigantic market for mortgages and mortgage-backed securities basically stopped. And it's driven down even further the price of houses than they needed to go to unwind the speculation that, indeed, there was.

But it's still a very dangerous and tenuous market out there. They're still not trading at all anywhere near the kinds of spreads that they should be at, given the true quality, if you can actually analyze these securities, which we can. And not just look at the ratings. I think, basically at this point, most people have given up looking at the ratings. They try to look at what's underneath them.

And we've come through it. We've gone through a very difficult period. There's no question that our values in the stock have been impaired. I think the good news is that the company has survived. We are hoping to working very hard to put together, to rebuild the proposals before you today to elect the directors, which is our team proposal.

The other two are very important for putting in place the several steps we need to take, so that we'll be on the sound financial footing, so that we can go forward and really rebuild the company.

We have a tremendous opportunity. We have a tremendous reputation in the super-jumbo high quality mortgage area and have a tremendous opportunity there to expand our business and grow our business again. But we need to get these votes. And we need to do some other actions with the preferred stock, which is not involving you, down the road. And then we will be in a position to do that.

And now I want to remind you again, please, to hold your questions. And I will ask Larry Goldstone, Cofounder, Partner and CEO of the firm to give you a very detailed presentation about what happened.

Larry Goldstone - Thornburg Mortgage, Inc. - CEO

Good afternoon. Thanks, Garrett. Before I start my more formal remarks, there are a couple things I want to do. First of all, I want to say thank you and acknowledge your Board of Directors.

This has been a remarkably hard-working, remarkably supportive, remarkably concerned group of individuals, who I think have advised management and represented you, the shareholders, in as best possible way as anyone could have with great diligence, great care and great concern.

And I think, as shareholders of this company, you should feel very, very good about this Board of Directors. And I think they've served you extraordinarily well, in what has been a remarkably difficult period of time.

The second group that I want to acknowledge -- and I would like these folks to stand up, if they would -- is the Senior Management team. These would be our managing directors, if those of you who are in the room, would you please stand for just a moment.

And I just want to say, also, that, as shareholders, you should know that the individuals, the employees of this company have been under an incredible amount of stress, an incredible amount of pressure. They have worked tirelessly and endless hours with great commitment and great dedication to try to get the company at least to the point where it's at today.

In particular, I want to acknowledge, and you should acknowledge, your accounting staff and your capital market staff, who have spent seven-day weeks, in many cases, 18 to 24-hour days, working on your behalf to account for, keep track of and manage

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Jun. 12. 2008 / 2:00PM, TMA - Thornburg Mortgage, Inc. Annual Shareholders Meeting

our way -- help manage our way -- to allow us to be here today. It is an incredibly hard working, incredibly diligent group of individuals. And I, for one, am remarkably grateful and thankful for what they have contributed.

Finally, I just want to acknowledge a few folks, [Terry Siegel] and [Brian Jensen], [Suzanne O'Leary Lopez] and [Mary Guitana], [Kathy Bernamen], [Karen Calvoter], [Wes Mercen] and [Jeremy Lavado] for helping to organize today's meeting, put together all of the audio visual, the room, make all the arrangements so that we can hopefully have a very smooth, orderly and informative meeting today. Which, is why I'm here is to make sure that we communicate as best we can what has happened in this last nine or ten months.

All of that said, you deserve a great deal of thanks as our shareholders. This has been an incredibly frustrating period of time for us as management, and I know for all of you, as well. We appreciate your patience. We appreciate your support. Many of you have been highly supportive of the organization. And that tells me that many of you understand that there are circumstances afoot here that are well beyond what has been within the company's control.

I think it's also important to acknowledge that much of what has happened, both in the August timeframe last year and in the February/March timeframe this year, is very complicated, very complex, very esoteric and very difficult to understand. I think that we, as the management team and the Board of Directors, have tried to act in as open, forthright, honest and communicative fashion as we can.

But by the same token, we understand that much of what has happened is extremely complex and we will continue to strive to explain, as best we can, what happened and what have we done about it. And that's part of what today's meeting is about.

We've always been -- we'll always believe that we've taken a very disciplined and a very conservative approach to this management. And certainly, for the 15 years that I've been at the head of this organization, I have come to work every day with that mindset at the forefront of my objective. And I think I've tried to communicate that effectively throughout the organization. And that, I guess, is what makes the events of the last nine months particularly painful for me.

We have been swept up in a crisis that we did not create and we had little -- we made very few contributions to it. I think we've always tried to operate as a very high quality mortgage origination company. I think that the broader industry, a lot of things to get out of hand. There are lots of fingers to be pointed out there. I'm not going to spend my time doing that. But ultimately, I just think that you should know that we still do believe that we have been disciplined and we have been conservative in our approach to running this business.

Finally, we are strongly committed to rebuilding this organization. We started this company 15 or so years ago. And we built it into something that I think we can all, on some level, be very, very proud of. This has been a major, disappointing setback for us and, obviously, for you.

But we are here today and that's the good news. And what that means is that we do have the opportunity to attempt to rebuild and move this organization forward. And that is what we are committed to do. Or at least, that is what I'm committed to do.

So that said, I'm going to go through some formal presentation slides here. I'm going to talk in some detail about the various events of August and February of last year, how they affected the company, what we did about it and give you some sense of where we might be going in the future. So, let's see, I guess I have to turn my own slides here. I can do that. Or maybe I can't do that. There we go. All right.

This market environment really got difficult back in August of last year. There have been a whole series of events, truthfully, prior to August of last year that we, as an organization and management, were quite happy to see happening. We had been very vocal about the fact that we believe that the mortgage origination business and the mortgage origination industry had been getting out of hand for a number of years.

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Jun. 12. 2008 / 2:00PM, TMA - Thornburg Mortgage, Inc. Annual Shareholders Meeting

From our vantage point, we saw some of the very large mass-market lenders, basically, [jeducing] any sense of credit underwriting, due diligence, credit risk management. And this was all precipitated in part. And truthfully, it's sort of a normal part of the cycle. But it was all precipitated in part by the fact that mortgage loan origination volumes, dating back to 2003, had been declining on a year-over-year basis.

And so consequently, as market opportunity declines, those who are profit driven in this business continue to do more and more things in a more or a less risk adverse way, in order to generate more volume so they can maintain profitability.

And that's exactly what the industry was doing. And it's not something that Thornburg Mortgage chose to participate in. But, truthfully, we had been feeling like we were at an increasingly competitive disadvantage, as more and more lenders stop requiring borrowers to document income and document assets. And they got more and more lax about appraisal and underwriting standards in general.

All of that began to, sort of, come home to roost, however, in the early parts of 2007 as the subprime mortgage market began to get exposed for what it was -- very, very high risk lending, very, very little understanding on the part of borrowers as to what they were getting into and how the particular mortgage loan products were going to affect them.

And as housing prices stopped going up, the music began to stop. People found that they couldn't just refinance over and over and over again to pay off the old mortgage, to get a new mortgage. All of a sudden, they had to actually come to the table with real equity and, in many cases, these borrowers didn't have that. And that has precipitated what continues today as a downward spiral in home prices all across the United States.

As increasingly today, more and more borrowers find that they cannot afford their mortgages. This is not a mortgage market that we chose to participate in in that way. But unfortunately, when we got into the July and August timeframe, it became obvious to investors across the entire world -- not just the U.S. -- that, in fact, there was some substantial deterioration going on in the mortgage space and in the quality of mortgages that had been written, both in securitized and unsecuritized form.

In the July/August timeframe, the ratings agencies began to wake up as well. All of a sudden, they realized that all of these mortgage securities that had been issued was starting to perform in a way that was very, very different than even their expectations. And in historically unprecedented fashion, they began to downgrade massive numbers of securities that had been issued in prior years. This triggered all sorts of mortgage selling.

Because, there are lots of investors out there who either are not allowed to hold certain rating classes. And so when mortgage securities get downgraded, they have to be sold. Or alternatively, as mortgage securities get downgraded, their prices drop and many leveraged investors found that they did not have the capital to continue support the borrowings that they had used to finance those mortgage securities. And so there was a massive wave of selling. It basically just fueled more securities prices declines and that fueled more selling of mortgage securities.

That increased volatility led to an increase in margin requirements, what we call haircuts. A haircut, basically, is the difference between the value of a mortgage security and the amount of money that a lender is willing to lend you against it. And as mortgage securities fell and volatility of those prices increased, lenders began to demand larger haircuts or larger margins.

In addition, we had a three-financing strategy in our portfolio. We financed our mortgage loans in the reverse-repurchase agreement market. We financed our loans in the commercial paper market. And we financed our loans in the securitized or collateralized debt market. All three of those markets simultaneously came under intense pressure.

Commercial paper investors began to stop investing their money in commercial paper backed by mortgage securities. And mortgage security issuers began to default on their commercial paper. That market essentially shut down and went away. Similarly, massive credit downgrades in these collateralized and securitized markets led to investors backing away from that market as well. And it virtually came to a halt as well.

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Jun. 12. 2008 / 2:00PM, TMA - Thornburg Mortgage, Inc. Annual Shareholders Meeting

So the diversified financing strategy that we had been pursuing and working on for probably the last seven years served to be of no value at all. All three financing markets simultaneously shut down or became inoperative at the same time.

Just to give you a sense of what happened, you can sort of see in the July timeframe, a normal month of margin calls. Margins calls are a normal part of our business activity. We borrow money on margin. Securities prices go up and down all the time.

And we're constantly sending out margin money everyday. The month of July looked like any other month. We could go back ten years. And in fact, I'll show you a slide that does go back ten years in a little while.

But you can see, all of a sudden, at the very end of July and then, principally, in the first three weeks of August, we saw an unprecedented number of margin calls -- well in excess of $1 billion in a very, very short period of time.

In the face of that, we began to face liquidity and cash deficiencies. So what did we do? We sold $22 billion in assets. Obviously, securities prices were declining at that point in time. We took $1.1 billion loss on the sale of those assets. We used the proceeds from those sales to pay off $20 billion of short-term borrowings in the form of reverse repurchase agreements and commercial paper.

We were actively managing interest rate risk. But unfortunately, another compounding factor in this marketplace was the severe dislocations in the mortgage market led people to buy more treasuries, which meant that not only were we losing money in our hedge position -- or in our mortgage position, but also in our hedging or interest rate risk position as well. And consequently, we terminated $44 billion worth of interest rate hedging transactions in order to further preserve liquidity.

At the end of August, remarkably, we were able to accomplish a couple of very positive things. We went out and raised $450 million of preferred stock, another $50 million of common equity. And we were able to securitize almost $3 billion of our loans to further bolster liquidity.

I don't think there were very many companies that had the opportunity to either raise capital or securitize and sell loans in that market environment. But the quality of our portfolio and, truthfully, the quality of our business operation, I think, allowed us to do that.

Things began to seemingly return to normal after that August timeframe. We began to get a little bit more optimistic as we moved through the final months of 2007. And many of you will recall that we, in fact, did reinstate our dividend in December of 2007, declaring that $0.25 dividend. And we were fully aware that we were fully comfortable that we were going to earn that dividend.

Well, in retrospect, we had to do an earnings restatement. That earnings restatement was filed well after that dividend was declared. Ultimately, we had a going concern issue from an accounting perspective. That is not an operating concern. But from an accounting perspective, there were doubts or questions about our ability to continue to hold all of our mortgage assets to maturity.

And as a result, because we could not demonstrate or could not get comfortable with our ability to hold to maturity, we had to mark everything to market, carry them on our books at market value. And we had to run those market-valued changes through our income statement and then hit them against our equity account. And consequently, we reported a $12.97 loss per share for 2007, again, many of those losses being unrealized losses, not actual sales of assets.

So we did end the year with about $36 billion in assets, $6.63 in book value. Our loan origination business, which had been shut down in the August/September timeframe began to rebound in the fourth quarter. We had closed in excess of $500 million of new mortgage loans.

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Jun. 12. 2008 / 2:00PM, TMA - Thornburg Mortgage, Inc. Annual Shareholders Meeting

Credit quality continued to be very, very good with 37 basis points, or 0.37% of our loan portfolio in a seriously delinquent category. And our loan pipeline, the volume of new loans that we expected to come on the books was also rebounding very nicely as well. And we were feeling very, very optimistic that we had weathered a very difficult mortgage crisis.

Additionally, we felt we had sufficient liquidity at the end of the year. We had almost $700 million of unencumbered assets, a little under $600 million in readily available cash and liquidity. We had reduced our borrowing book and our number of lenders down to something in the neighborhood of 10 to 12 lending agreements.

Our reverse repurchase agreement book had been reduced from roughly $35 billion, at the end of June, to roughly $10 billion. And so consequently, our exposure to future margin calls was much reduced at the end of the year. We had met all of our margin requirements. All of our lenders were absolutely satisfied at that point in time. And we were successfully obtaining new financing. So at December 31, we were beginning to feel very, very good about many of the metrics.

We got into February. And interestingly, February 14, Valentine's Day, we started to see a chain of events. That was the day that life changed once again. And I don't mean to blame one particular firm because I'm certain that there were lots of events going on in the market place. But there was one particular headline that was made public on February 14th.

And that is that UBS, actually a very good partner of this firm, announced in a press release that they had $30 billion or 40 billion worth of Alt-A mortgages, or mortgages backed by Alt-A credit borrowers, in addition to a substantial portfolio of subprime mortgages, roughly of the same dollar amount and that they were sellers of that $40 billion of paper.

The market did not expect $40 billion worth of Alt-A paper to be coming on the market all of a sudden. And that news, all of a sudden, woke up investors. And it precipitated a series of events that led to another serious downdraft in mortgage securities prices and panic in the mortgage market.

In the two weeks between February 14 and February 27, when we filed our 10-K, we had received in excess of $300 million of margin calls. And you'll see on the slide that's subsequent to this one that was a pretty excessive sum of margin calls, given the size of our book.

On February 28, however, we had met all of those margin calls. It was actually a pretty heroic effort on our part, but he had generated the liquidity and the cash, met all those margin calls and had some excess liquidity, albeit, we had reduced liquidity.

On February 28, we filed our 10-K. And in that 10-K, we were required to disclosed what had been happening over the last couple of weeks, i.e. all the margins calls that we had met on top of the fact that we had reduced liquidity.

My own personal view is that that filing precipitated a panic amongst our lenders. And consequently, beginning on the very next day and over the next three days, we received an additional $714 million worth of margin calls, collateral calls.

We met some of those. But as I said, and as we disclosed in that 10-K filing, we were in a depleted liquidity position. We were planning to rebuild our liquidity. But unfortunately, the avalanche of margin calls was more than we could sustain. We had $610 million of unmet margin calls on March 6th, which is the day we sat down with our lenders. And we began to negotiate a standstill agreement to stop the margin call activity, if we could do that.

After that, on March 11, we elected to re-file our 10-K, restate our financial statements for 2007 on the premise that we clearly did not have the ability to hold our assets to maturity. And so that's what happened with the 10-K/A filing.

Here you can see what the margin call perspective happened to us. So you can see fairly normal activity through the month of January. But beginning about February 14, potentially some abnormal margin-call activity. But you can see February 28 through March 6, an avalanche of margin calls, well beyond anything that we expected or anticipated at that point in time.

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Jun. 12. 2008 / 2:00PM, TMA - Thornburg Mortgage, Inc. Annual Shareholders Meeting

So what did we do? Well, our response was, first of all, to sit down with our lenders and talk about some sort of a standstill agreement that the lawyers have deemed to be what's called an override agreement. And you'll be hearing about that and reading about that for some time to come.

But basically, this override agreement was something that we negotiated on March 27. And it basically allows us to continue to finance the remaining portion of our mortgage-backed securities portfolio under an agreement whereby we do not receive any more margin calls. And we are operating with reduced margin requirements today versus what would be standard in the industry. And that remains in effect until March 16 of 2009.

During the first quarter, we knew that the market environment was likely going to be difficult. And between preferred and common stock issuances, we raised a little over $500 million of additional cash and liquidity because we knew our market conditions were continuing to be difficult.

But when we got that $710 million of margin calls and we had the $600 million [liquidity], we had to take more aggressive action, which resulted in the sale of an addition $4.3 billion worth of assets at a realized market-value loss of about $650 million.

And we entered into permanent financing transactions for another $2.7 billion of our portfolio so we could get away from the reverse repurchase agreement lending behavior that we were experiencing and to raise some additional liquidity.

On April 22, we took another step to preserve cash and liquidity. And that was the cancellation of dividends on all of our preferred stock. Those issues taken together, but principally the negotiation of the override agreement with our reverse repurchase agreement lenders, then led us to be able to raise $1.35 billion worth of senior subordinated unsecured debt, which has allowed the company to survive and be here today.

This is a highly complex and complicated transaction. I'm going to try to explain a little bit of it to you today. But I do not blame anyone for not completely getting it. It took us a while to figure it out ourselves. But essentially, there are three parts to this transaction. And these three parts are not necessarily working together simultaneously, but rather, there are two paths at work here. And let me explain why there are two paths.

There were a number of elements to this transaction that had to be completed after the capital came into the company. And so consequently, the new investors needed to create a structure, whereby, they would recapitalize the company on a condition that certain events would happen later. But if those events didn't happen later, they wanted their investment to be protected. Because, they would have never made the investment in the first place if they couldn't get a secure position in the company.

So they wanted to come in as debt holders. They did not want to come in as common equity holders. And why would you? We've been margin called and margin called and margin called. We've been running through equity capital for months on end. And so consequently, they wanted to come in in senior position, a debt position, not in a junior position. So that's why we have $1.35 billion of senior subordinated notes.

Secondarily, though, they ultimately wanted to have an equity participation in the company because the new investors do believe in this business model. And they do believe that the events that have happened to this company have nothing to do with anything -- or at least not with a lot of things that the company had been doing. And so consequently, they also wanted what's called detachable warrants. These are just, effectively, rights to buy common stock at $0.01 a share.

They weren't necessarily going to be able to get all those warrants, though. They wanted 90% of the company. That's what their goal was in order to put equity into the company. We only had 197 million shares available to issue at that point in time.

And so consequently, they had to make a contingency where they had them a plan, whereby they would put the money into the company and then ask the shareholders to vote to increase the authorized shares so that we could provide them with the rest of their equity ownership position that we needed to have, or wanted to have. And so consequently, that's what we're here

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FINAL TRANSCRIPT
Jun. 12. 2008 / 2:00PM, TMA - Thornburg Mortgage, Inc. Annual Shareholders Meeting

today to vote on is the increase in the authorized number of shares so that we can fulfill that obligation of this capital raising transaction.

There's a second component. And that is that they wanted to pay off the preferred stock. They wanted to replace the preferred stock with a different, long-term capital structure. And so there was also a contingency for tendering for the preferred stock. And $200 million of $1.3 billion that we raised in this transaction is sitting in an escrow account to be used to pay off the preferred shareholders at a discount to what those investors initially invested at, which was $25-preference.

Now, there's a lot riding, sort of, on the [come], if you will, from the new investors' perspective. And so consequently, they wanted to protect their investment in the event that shareholders didn't increase the authorized number of shares or preferred shareholders elected not to tender. Because, that would obviously render their investment opportunity to be something less than what they were looking to make. And so consequently, we implement, or they wanted, what's called a principal participation agreement.

And essentially, what the principal participation agreement says or does is it says that if, in fact, these two events don't happen -- we don't get the increase in the authorized shares and/or we don't get the preferred stock tendered for, then the new investors are going to want to get their investment back.

And they way they're going to get it back is they're going to collect all of the principal payments on the mortgage securities portfolio for the subsequent eight years. At which time, we're going to sell the rest of that portfolio and they're going to get the proceeds. Not necessarily pretty, not necessarily friendly, but on the other hand, why else would anyone want to make an investment in this company at that point in time?

We had tried multiple other opportunities to invest. We talked to banks around the country about borrowing the company. We tried a public offering of debt and convertible stock. And that transaction, which was a $1 billion transaction, we had $50 million worth of investment orders after four days of marketing.

That's how much confidence or how much conviction investors had in wanting to put money into this company at that point in time. We talked to several other private equity firms, all of who promised us something and ended up not returning any phone calls at some point in the process.

We talked about filing for bankruptcy. Bankruptcy doesn't work. When a company borrows money in the reverse repurchase agreement market and then they file for bankruptcy, that is an event of default. There is no court of legal protection in the reverse repurchase agreement market by filing bankruptcy.

Rather, what happens is that bankruptcy triggers an event of default and an immediate and distressed buyer sale liquidation of all assets. We would have lost far more money than nay of you would have ever recovered and would have been a complete disaster. Complete disaster.

There were no options. There were no alternatives. This was the deal. Not only that, but we had ten days to put this deal together. Because, reverse repurchase agreement lenders, essentially, gave us ten days to raise in excess of $1 billion.

So that was the timeframe that we were working under. And if we didn't complete this financing in that ten-day timeframe, they were going to liquidate our collateral, anyway, because we were technically in default on all of those borrowing arrangements.

So [we're in] a remarkably difficult environment and a remarkably difficult position for the company and the Board to be in. But those are, in fact, the circumstances that we were in. This was an opportunity to allow the company to survive.

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FINAL TRANSCRIPT
Jun. 12. 2008 / 2:00PM, TMA - Thornburg Mortgage, Inc. Annual Shareholders Meeting

And in fact, we even happen to like the new investors, at least the principal investors because they are very astute. They are very smart. They believe in the long-term prospects of what this company does. And I think, like all of us, they want to make money on their investment as well. And they're going to give this company an opportunity to hopefully flourish once again.

Today, we announced, finally, our first quarter earnings. This has been an extraordinary arduous process. The complications that I just explained about how this new financing transaction works are complicated enough, just from the standpoint of understanding it as an investor.

Accounting for it is an even more complicated undertaking. And we have spent the last six weeks with our accounting staff and two other accounting firms, trying to figure out how to make the accounting work for this transaction.

Today, we were at least able to come out with an earnings release. And the sad news is we're reporting a $3.3 billion loss in income. Now that consists of three different principal line items. As I mentioned earlier, we sold $4.3 billion worth of assets in order to reduce our borrowing portfolio and increase liquidity. And on those sales, we realized losses of $650 million.

But the going-concern issue continues to plague us. And so the remaining part of our mortgage securities portfolio had to be reported at fair value. And as I said earlier, mortgage securities prices tumbled substantially in the first quarter. And we took a $1.5 billion additional write-down on those securities, albeit, unrealized.

So as long as we can hold those securities, we will recapture that market value loss over time because it will be accreted back into income. Sorry to use the word accreted. It will be amortized back into income.

And lastly, this financing transaction also had to be fair valued. Meaning, we had to take all of the underlying component parts and all of the possible paths under which these various component parts become into play and we had to figure out what the value was.

And as of March 31, using the information and very sophisticated analytics, we've concluded that this transaction will create a $949 million loss for the company, as well. And we will also book, or have also booked, in this first quarter. So those are the principal components of what generated the $3.3 billion for the quarter.

Of that $3.3 billion, $2.5 billion is essentially unrealized loss in impairment values. All of it is recoverable over time. I think that's the good news. There is some additional good news here, if I may. We do have roughly $31 billion worth of assets in the portfolio. So it's not like we aren't without earning assets.

And, in fact, the interest rate environment and the yield curve environment is very favorable today. And so consequently, we do believe that we will be returning to profitability, based upon the assets and financing metrics in the company today, once we get past all of these one-time, and hopefully, non-recurring items.

In the first quarter, we closed almost $550 million worth of loans and $239 million in the May/June timeframe. So we've actually been able to restart our loan origination business. And we have begun funding loans on a limited basis for our portfolio.

Here is delinquent loans. They are rising moderately. But nonetheless, they are well below what the industry is experiencing today. So the credit quality of our portfolio continues to be very, very good. And we think that our pipeline going forward has some pretty good prospects, as well.

Just by way, though, of historical comparison, here you're looking at a graph going back ten years. Not just going back a couple months, but this is going back ten years. Just to give you a little bit of perspective on how abnormal this last nine months has been.

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FINAL TRANSCRIPT
Jun. 12. 2008 / 2:00PM, TMA - Thornburg Mortgage, Inc. Annual Shareholders Meeting

So we've broken the graph into two component parts. The green line, or the green bar, is the market value change in our portfolio at the end of each year. So you can get some sense of the price volatility of our mortgage securities portfolio.

And the red line is the margin requirement that we have to post in order to finance that portfolio. And you can see, generally speaking, market value changes have been in the 1% neighborhood, give or take a little bit, up until very recently. And margin requirements have been in the 4% to 5% neighborhood. And, in fact, if we went back 20 or 30 years, you would see a very, very comparable chart. Not much deviation.

Then you look at what happened to us in the third quarter or the fourth quarter of 2007. A substantial increase in margin requirements, and at the time, we thought a fairly significant decline in market value prices, as well.

But that paled by comparison as to what happened to us in the first quarter of this year, when market prices fell by another seven points. Unprecedented, given the quality of our portfolio, certainly in the history of this chart. And again, that increase price volatility led to even more increases in margins. This was just not a sustainable event. It was not a sustainable environment.

As I mentioned, we've been operating with a debt diversification strategy for a number of years. We have been increasingly reducing our reliance on reverse repurchase agreements financing. You can see that chart, as we look back over time. But ultimately, we've now got a standstill agreement in place. So we're not subject for additional margin requirements with our repo lenders.

We have been RU sub-permanent collateralized mortgage debt. This form of financing is not subject to margin calls. It is permanent debt financing much more stable, albeit, not quite so profitable form of debt financing. But you can see that, dating back to 2001, we have been sequentially trying to increase our utilization of permanent or fixed rate financing.

We continue to have a very, very low cost, very efficient operating model. Very low expenses relative to that universe of mortgage lenders that we would consider to be our competitors, that being the more traditional savings and loans. Here, we've picked on three different competitors, Astoria Financial, Downey Savings and Washington Mutual.

All of them have substantially greater cost structures than do we at Thornburg Mortgage. We continue to believe that we have the better mousetrap. We continue to believe that we are the more efficient holder and originator of mortgage assets. And consequently, we think this is a substantial competitive advantage, as we look forward.

As I mentioned earlier, loan originations in the industry have been sequentially declining, dating back to 2003, which was the record single biggest year for mortgage originations in the industry. What I think is most notable about this slide is the fact that despite the fact that industry-wide mortgage originations were sequentially declining year after year.

Thornburg Mortgage, up until very recently, was able to be sequentially increasing its market share and increasing its loan origination activity. And again, that was not being done by compromising our underwriting standards. But I do think this slide clearly makes the point that the industry was after market share and volume, as total originations in the industry were declining.

Our credit quality does, in fact, remain extraordinary, 98%, or 97.7% of our portfolio continues to be AA, AAA rated or agency-guaranteed. In the first quarter of this year, we had four securities downgraded for a total value of $5 million in a portfolio of $30 billion. And since the end of the first quarter, we've had another 18 securities downgraded for a total carrying value of $80 million.

This is pretty small potatoes in the context of our portfolio. And what's more noteworthy is, we still don't believe we have the risk of any real principal loss on any of these investments. These are just being subject to rating agency review with rating agencies that are increasingly under pressure to increase their standards and regain their credibility in the mortgage space.

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FINAL TRANSCRIPT
Jun. 12. 2008 / 2:00PM, TMA - Thornburg Mortgage, Inc. Annual Shareholders Meeting

Our borrower profile remains exceptional. We tend to cater to higher net worth, very credit worthy borrowers, who understand home ownership and have substantial income and assets to support their mortgage, which is why our delinquency rate continues to be extraordinarily low. The blue line and the gold line that you see at the bottom of the page are our total delinquencies for our loan portfolio and delinquencies for just that part of our portfolio that is what we originated.

The frightening thing is the red line. That is the industry-wide, 60-plus-day delinquent loan statistics for all prime adjustable rate mortgage lenders in the United States. This is why we have gotten into this tsunami. Credit underwriting went out the window. And you can see that the industry is suffering.

And what's more frightening to me about this is the fact that the rate of change, the rate of increase in the industry delinquency statistics doesn't appear to be slowing yet. We haven't hit a peak. We haven't seen the bottom. It's very disconcerting what's been going on in the industry over the past several years. And these are the chickens coming home to roost.

We are, in fact, working very, very hard to continue to rebuild this company. There are some critical milestone events that we have been focused on and continue to focus on in the near-term in order to try to get ourselves back into a position where we can begin to rebuild this company. The first thing we had to do after we raised this new capital was go back to our warehouse lenders.

We, in fact, do rely on credit. We're going to originate mortgage loans. We are an aggregator of those loans. And we put them on short-term revolving lines of credit at banks. We were successful in renegotiating two warehouse lines of credit for a total of $400 million.

That then allowed us to go out and fund $239 million worth of loans that were sitting in our pipeline of locked loans that had been waiting to fund for the last several months. We honored every single commitment for every single customer over the last several months. All of them have now been funded.

We are now in the process of trying to securitize those loans and get them financed in the securitization market. I'm not sure that any mortgage originator has been able to successfully access the securitization market since the beginning of this year, or certainly since February.

We did a transaction in February. We are confident that we're going to get a transaction done by the end of this month. That will then open up the door for us to begin to take new loan applications and further restart our loan origination activity. So, inch-by-inch, step-by-step, we are gradually trying to return to some level of normalcy in our day-to-day operations.

The other critical milestone event, after today's shareholder vote, is the successful completion of a tender offer for preferred shareholders. This is, I understand, a particularly painful proposition for our existing preferred shareholders.

All I can tell you is we would not be here today and there would be absolutely no value for preferred shareholders had we not entered into this financing transaction and agreed to tender for our preferred stock, albeit at a discount, to what many of you invested at.

But the tender offer basically says preferred shareholders get $5.00 in cash and basically 3.5 shares of common stock in exchange for turning in their preferred shares. That tender offer is supposed to be completed by June 30.

Given the delay in the filing of our 10-Q and given other requirements that we need to meet with the SEC, we are clearly not going to get that tender offer completed by June the 30th. And so we are actively working with our new investors to extend the deadline of that tender offer to September 30th. And we believe that we're going to get that done.

We will be filing a document with the SEC and we will be formally announcing that tender offer, probably, sometime towards the end of July. And we hope to complete the tender offer sometime towards the end of August or the early part of September,

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FINAL TRANSCRIPT
Jun. 12. 2008 / 2:00PM, TMA - Thornburg Mortgage, Inc. Annual Shareholders Meeting

if things go well. And we must get 90% of the preferred shareholders to agree with the tender. If we don't get this done, well, let's talk about that. I guess that's what the next couple of slides do.

If the tender offer succeeds, the preferred shareholders are going to get, as I said, $5.00 in cash and about 3.5 shares of stock. The company is then going to be able to increase its cash flow, begin to be able to reinvest those cash flows in today's mortgage market. It's going to save $69 billion a year in interest expense.

And we believe -- it will be allowed to terminate this principal participation agreement and basically be able to get back to some sense of normalcy in what we think is a pretty attractive profit opportunity in a mortgage market that, not only has decimated us, but has decimated many in the industry. And we think there is a pretty wide-open playing field out there for us, if we can get back to some sense of normalcy.

Bad news is, if the tender offer fails, 100% of our monthly principal cash flows are going to be paid for the principal participation agreement participants because we're not going to be able to terminate that agreement. Additionally, we're going to have to pay 18% interest on the $1.15 billion of senior subordinated notes, as opposed to 12%.

And they will be able to capture all of the cash flows of the company until 2015, when we'll sell the balance of the portfolio and they'll keep those proceeds. This also might result in the tax sale of all of the assets of the company. We potentially could lose our REIT status, in addition to having to account for all of this as a tax sale of assets.

The PPA, the principal participation agreement, will not reduce any of the outstanding debt of the company. And so consequently, once all of the payments have been made to the participants of that agreement, there will still be $305 million of senior debt to pay off, $1.15 billion of senior subordinated debt to pay off, $240 million of subordinated debt to pay off before the preferred shareholders would get any money, would be entitled to any monies. And the company would essentially have no assets at that point in time.

I understand. It's not pretty. But, again, I think that it makes a pretty compelling case for why it is that the preferred shares ought to be tendered for, to allowed this company to have an opportunity to return as much value as we can.

Longer term, we've got some pretty optimistic goals. Number one, we've got to work, and we are working diligently, to secure more predictable forms of financing for our portfolio so that we can grow this portfolio and grow earnings going forward.

Number two, we have the opportunity, as shareholders, to realize $2.2 billion of unrealized fair market value losses that, if we can just hold onto all these assets until they pay off, will all come back to us in the form of future earnings in future periods.

There is, in fact, as a common shareholder, the opportunity to pick up $800 million in additional capital by tendering for the preferred stock, which is on our books at $1 billion and replacing it with debt of $200 million. So that's an $800 million gain.

There is additional share price appreciation available because the opportunities in this mortgage market today are unprecedented, relative to anything I've seen at any period in my 30-year career in this industry. And so to be able to get back and take advantage of that would be a nice thing at some point in time.

And lastly, we think we have a premier loan origination capability. And we think that many of our competitors are significantly crippled, if not out-of-business today. And we think that provides a significant upside opportunity, as well.

We have become known as a pretty good money manager in the mortgage business. And we think there are a lot of investors out there who have capital to put to work and would like to hire sophisticated and knowledgeable money managers. And so we are looking at some opportunities to expand our lines of business and create some alternative sources of income that could be of value to shareholders down the road.

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FINAL TRANSCRIPT
Jun. 12. 2008 / 2:00PM, TMA - Thornburg Mortgage, Inc. Annual Shareholders Meeting

We have a very high quality subsidiary entity in Adfitech, in Edmond, Oklahoma. This is the largest, single provider of credit quality or quality control reviews for the mortgage industry. There's a great capability there and we think that loss mitigation in the real estate business is sort of front and center with the industry today.

And we think that due diligence and underwriting are actually coming back into vogue, as well. And so consequently, we think we've got a great resource to try to capitalize on that opportunity in the mortgage industry today.

And finally, many people want to know if we would ever consider a bank or a savings and loan. It's a little bit complicated for us to think about that right now, at least in an active sort of a way. But I can assure you that we have observed that you can be a bad lender, but if you've got government support, you can survive.

And if you're a good lender, but you don't have government support, you just very well may not survive. That's a crying shame, truthfully. But that is the reality that I observe in this market environment today.

So that said, I'm going to ask Mark Patterson, the Chairman of MatlinPatterson, the principal investor to come up and just give you his perspective on their firm and what it is that they see as the opportunity in Thornburg Mortgage.

Mark Patterson - MatlinPatterson - Chairman

Thank you for letting me speak for a few minutes. I just put two slides together on our firm and then I'll comment on a couple questions I was asked to address. The first thing is that our firm manages as a fiduciary about $9 billion of assets for state pension funds, [sovereign wealth] funds, corporate pension funds, high net worth individuals, universities and endowments.

We built that up in the private equity model, as you see there, in three different funds. And [out of those funds] we've put together within Credit Suisse one of the warehouse lenders that we say on one of Larry's slides, about a year after TMA was created, we got started in 1994. David and I launched this business in 1994, but it became an independent firm with our names attached to the door in 2002, just as we were finalizing and launching that first fund.

And ended up owning 13 companies at the end of a process you will recall where America went through its highest period of all time of corporate defaults. We ended up controlling about dozen companies. Some of them I'm sure you've heard of, like NRG, the merchant power energy company that just bid unsuccessfully for [Cowpine] the other day, [Huntsman Chemical] and companies of that type, and [NickelNine] in Australia and so on.

The second fund we put together in a lower default environment. And third fund in a 0% default environment between January and July last year. That's a $5 billion fund that people would have anticipated we'd deploy over three, four or five years.

And it's already almost half invested, less than one year after we put that pool of capital together. It's just another indicator of how much has changed in perception and reality since that capital was raised.

David and I employee about 70 people around the world, most of whom are involved in this private equity franchise. And about 9 of them are involved in a small and growing hedge fund and invest in the non-control element of this kind of investing.

You can see we have a couple of office around the world. Four of them, the people and the partners travel extensively around the world. We've invested in numerous countries. We've controlled companies in about 25 countries and controlled about 70 companies since 1994.

In the second slide -- I just keep mentioning David and myself. I shouldn't forget that in the front row, two of my partners are here -- Greg Eng and Frank Plimpton, as well. But over the years, the three of us -- David, myself and Lap Chan -- that probably sounds Chinese to you. He's actually Brazilian.

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FINAL TRANSCRIPT
Jun. 12. 2008 / 2:00PM, TMA - Thornburg Mortgage, Inc. Annual Shareholders Meeting

But he's just a good example of the firm's character -- people who come from all over the world and have vast experience at investing like we do. The investment professionals and partners are in the middle, center-left box. And on the right center box, the small group of senior advisors to the firm, Pakistani, French, Spanish and so on. Typical for an American firm, correct?

So you can see that we have a very global view on life and very global view on where we could possibly find opportunities to work with companies that have gone through quite a lot of trauma. That's really the specialty we're involved with. In today's world, obviously, the focus of that disruption is in the United States. That all started back in June, July, August, last year.

So let me just make a few comments, if you'd let me stay up here another couple of minutes. Why did we invest in TMA in the first place? I think Larry has given you an extremely detailed, very clear picture of what happened. Let me go a little bit above the details of the specifics of TMA just for a second.

Systemically, we've had an undeniable and an unprecedented residential mortgage shift in sentiment, shift in practice and, ultimately, a market disruption that very, very few people could have foreseen. Our job is always to understand those kinds of traumatic shifts and to seek within that chaos the best possible business franchises that we could invest in and help restore to full health.

Subprime, as you've heard here and certainly reading every newspaper in the world, subprime -- we've got the epicenter of this mortgage collapse. Thornburg's asset quality is the polar opposite of this subprime crisis. They had zero subprime assets, at all, in a massive balance sheet. That attracted us a lot.

We went about and studied comparably industries and comparable companies in the mortgage business, in the monoline insurance business, in the home builder business, in the thrift and bank business to try to understand where the greatest disruption was, who had the highest level of reality within the management and shareholder groups existed about the extent of their trauma.

In those companies and industries, we found no company with better assets than Thornburg Mortgage. The left hand side of Thornburg Mortgage's balance sheet was beyond reproach. Thornburg had a 15-year profitable track record. We liked that long, continuous upward sloping progress. We were impressed by the organization, by the management of Thornburg. Thornburg had a demonstrated record of raising money both in good times and in troubled times.

I was asked to comment just for a second on why management and the Board are largely still in place. Inevitably, our little firm MatlinPatterson Global Advisers prefers to work with the existing families and founders and management teams and Boards that are in place when we are involved with the companies.

That's borrowing an aptitude or fraud, none of which was evident here. Quite the opposite. I'm sure you're aware that your Board member and your founders of this company sold no stock during the events of the last year.

Garrett and Larry, both founders still involved with the company, still wanting to be involved with the company -- again, very important for us. Garrett and Larry built this company using business foundations and principals and practices that we found are the kind of principals and practices we wanted to support. They were caught up in a sense to them that virtually nobody could have seen.

It's typical in our past 16 years of conducting these kind of acquisitions that we would ask these companies to allow one, two, three of the MatlinPatterson partners to serve on the Board. And that's been a very common practice when we've made substantial percentage investments in companies, public or private.

And finally, the positives, why are we investing in TMA going forward? Why do we see TMA as a good investment going forward? In the jumbo and super-jumbo prime mortgage franchises in America, this is the number one franchise. I think you heard Larry

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FINAL TRANSCRIPT
Jun. 12. 2008 / 2:00PM, TMA - Thornburg Mortgage, Inc. Annual Shareholders Meeting

speaking a little bit about the re-ignition of that engine. It's just at the beginning stages of that. But we're a big believer in the validity and the foundation of this franchise.

The repo-ed, overnight financing arrangement that kept this company going well for quite some time has been extended, as you saw in Larry's slide for a year. And that gives the company, provides the company a window within which to re-stabilize that side of the financing and to start the business growing again.

And then perhaps in a way that you wouldn't necessarily look at life today, but the way that we look at this corporate environment that has prevailed for the last nine to twelve months, this is a perfect climate for TMA, once properly capitalized, to be able to grow and actually absorb other weakened or nonexistent parties today market share. So this is actually an ideal time to regrow TMA into the future.

There's obviously a lot of work left ahead for the management, for the Board and for -- we'll all see what happens out of the markets ahead. There's still a very, very, very choppy time where Wall Street firms and others are still fighting for their own salvation, just trying to survive. This is an awkward time. We look forward to helping out and making our contribution to TMA's future success. Thank you.

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